Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold” or the “Company”)
RANDGOLD RESOURCES EXPANDS ON ITS MOTO DEAL
Kinshasa, Democratic Republic of Congo, 2 November 2009 - Following the completion of the Moto Goldmines acquisition, Randgold Resources will move quickly to fill in the gaps in the feasibility study on the Moto gold project — now renamed Kibali — and to bring the mine into production as soon as possible.
Chief executive Mark Bristow said the company planned to announce a definitive timeline for the development of the project by January 2010, when it will have completed its update of the geological model. It will then start optimising the feasibility study, and re-estimate reserves and resources in the light of the updated geological model.
Randgold and its joint venture partner AngloGold Ashanti announced on 31 October that they had entered into a definitive agreement with the Congolese parastatal company OKIMO to purchase an additional 20% stake in the project for US$113.6 million. Following this transaction they will each hold 45% of the project, with OKIMO retaining 10%.
“Our negotiations with the government regarding the acquisition of Moto and then the purchase of an additional stake in Kibali have been inclusive and productive, and in the process we’ve developed a good working relationship with OKIMO and the regulatory authorities. With all the negotiations now successfully concluded, we can get on with the job of building the mine,” Bristow said.
He noted that the Randgold capital projects team which would be responsible for Kibali was the same one which had successfully built the Morila and Loulo mines in Mali and was currently developing the Tongon mine in Côte d’Ivoire.
Kibali is one of the largest undeveloped gold deposits in Africa. The feasibility study completed by Moto in March this year envisages an open pit and underground operation with probable mineral reserves of 5.5 million ounces, which is planned to produce some 2.4 million ounces of gold in its first five years of production. Kibali also has indicated mineral resources of 11.3 million ounces and inferred mineral resources of 11.2 million ounces.
RANDGOLD RESOURCES ENQUIRIES

Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
Chief Executive	Financial Director	Investor & Media Relations
Tel: +44 788 071 1386	Tel: +44 779 614 4438	Tel: +44 20 7557 7738
Tel: +44 779 775 2288	Tel: +44 1534 735 333	email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or

“believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including the Kibali) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended 31 December 2008 which was filed with the US Securities and Exchange Commission (the “SEC”) on 15 May 2009, in the section entitled “Risk Factors” in Randgold’s prospectus published on 12 October 2009 in relation to the consideration shares issued to former Moto shareholders and the risk factors contained in the Moto management information circular dated 10 September 2009 which was filed and is available under Moto’s profile on the SEDAR website at www.sedar.com Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.
KIBALI QUALIFIED PERSONS
The mineral reserve, mineral resource and gold production estimates related to Kibali included in this release were reviewed and approved by Quinton de Klerk, a dDirector of Cube Consulting Pty Ltd (“Cube”), Patrick (Rick) Adams, a Director of Cube, Terje (Ted) Hansen, a Director of Cube, Paul Kerr, a Senior Consultant (Underground Mining) employed by SRK Consulting Pty Ltd and Fred Kock, a Lead Metallurgist of Orway Mineral Consultants (WA) Pty Ltd (each a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators) and documented in the Amended and Restated Technical Report, Moto Gold Project, Democratic Republic of Congo, dated 20 April 2009. This report is available under Moto’s profile on the SEDAR website at www.sedar.com